FORM 6-K

                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                  -----------------

                           REPORT OF FOREIGN PRIVATE ISSUER
                         PURSUANT TO RULE 13a-16 or 15d-16 OF
                           THE SECURITIES EXCHANGE ACT OF 1934
                                  FOR September 26 2006

                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                (Exact name of Registrant as specified in its charter)

                                 -----------------


                            Suite 230-1700 West 75th Avenue
                                     Vancouver, BC
                                    Canada V6P 6G2
                                   (604) 267-6000
                       (Address of principal executive offices)

                                 -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable













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                                     FORM  51-102F3

                                 MATERIAL CHANGE REPORT

1.   Name and Address of Company
     ---------------------------

     DynaMotive Energy Systems Corporation (the "Issuer")
     230-1700 West 75th Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change
     -----------------------

     September 25, 2006

3.   News Release
     ------------

     Issued September 25, 2006 and disseminated via Business Wire.

4.   Summary of Material Change
     --------------------------

VANCOUVER, BC, CANADA, September 25, 2006 -- Dynamotive Energy Systems Corporation (OTCBB: DYMTF) and Consensus Business Group (CBG) said today that they have signed an agreement to fund up to US $23.5 million in equity and debt financing for the activities of the biomass energy company they created as a joint venture earlier this year (the "Biomass Joint Venture").

As part of the agreement, United Kingdom-based CBG will provide the Biomass Joint Venture with a revolving credit facility of $20,000,000 available for approved development opportunities. CBG is making an initial equity investment of $2,000,000 for a 49% interest and Dynamotive is making an initial equity investment of $500,000 plus certain technology license rights for a 51% interest in the new company. Dynamotive will also provide a $1,000,000 working capital loan.

The Biomass Joint Venture's first project currently underway, has already received its initial funding and is operating in the Ukraine in conjunction with Rika Limited's daughter company, Rika Biofuels. The Dynamotive-CBG biomass joint venture has a 50% interest in the Ukraine biomass research and development it established with Rika. Rika Limited is a Latvian holding company with a number of subsidiaries. Among the Company's major activities is the participation in a consortium currently building a 100,000 tonnes per annum biodiesel plant in Latvia

Through its activities in Ukraine, the venture will acquire rights to energy crops and seeds that it will apply to its own biomass development in the region and internationally, as well as market specific high yielding crops to other biomass producers.



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5.   Full Description of Material Change
     -----------------------------------

     Please see attached news release

6.   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
     ------------------------------------------------------------------

     Not applicable

7.   Omitted Information
     -------------------

     Not applicable

8.   Executive Officer
     -----------------

     Contact:      Andrew Kingston, President & CEO
     Telephone:    (604) 267-6013

9.   Date of Report
     --------------

     September 25, 2006

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                         (signed)    "Andrew Kinston"
                                      ----------------
                                      Andrew Kingston
                                      President & CEO
























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     DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release: September 25, 2006

          Dynamotive and Consensus Business Group Earmark $23.5 Million
             To Finance International Biomass Energy Joint Venture

                     First Project Under Way in Ukraine

VANCOUVER, BC, CANADA, September 25, 2006 -- Dynamotive Energy Systems Corporation (OTCBB: DYMTF) and Consensus Business Group (CBG) said today that they have signed an agreement to fund up to US $23.5 million in equity and debt financing for the activities of the biomass energy company they created as a joint venture earlier this year (the "Biomass Joint Venture").

As part of the agreement, United Kingdom-based CBG will provide the Biomass Joint Venture with a revolving credit facility of $20,000,000 available for approved development opportunities. CBG is making an initial equity investment of $2,000,000 for a 49% interest and Dynamotive is making an initial equity investment of $500,000 plus certain technology license rights for a 51% interest in the new company. Dynamotive will also provide a $1,000,000 working capital loan.

The Biomass Joint Venture's first project currently underway, has already received its initial funding and is operating in the Ukraine in conjunction with Rika Limited's daughter company, Rika Biofuels. The Dynamotive-CBG biomass joint venture has a 50% interest in the Ukraine biomass research and development it established with Rika. Rika Limited is a Latvian holding company with a number of subsidiaries. Among the Company's major activities is the participation in a consortium currently building a 100,000 tonnes per annum biodiesel plant in Latvia

Through its activities in Ukraine, the venture will acquire rights to energy crops and seeds that it will apply to its own biomass development in the region and internationally, as well as market specific high yielding crops to other biomass producers.

Rika Biofuels and Dynamotive had previously agreed to study the feasibility of bio-energy crops in Ukraine. The companies are considering the allocation of up to 10,000 hectares (nearly 25,000 acres capable of supporting at least four 200 tpd BioOil plants) for growth of biomass for production of BioOil, a high-energy-content oil derived from cellulosic material (approximately
1.6 barrels of BioOil is the energy equivalent of 1 barrel of fossil-fuel oil). The work carried out to date is a precursor to such development as it will establish the optimum crop to be developed at the first energy-farm complex.

High yielding energy crops were planted earlier in the year in the Ukraine. The venture expects to commence harvesting shortly and, upon completion of analysis, will provide information about expected BioOil yields from the various crops. Photographs of the plantations will be available later today at Dynamotive's website www.dynamotive.com.

Dynamotive and Consensus are currently prospecting and developing additional biomass sources in Canada, the United States, Latin America and Australia.

Dynamotive Energy Systems Corporation and Consensus Business Group's Biomass joint venture company will be headquartered in Vancouver. It will source, acquire, develop and monetize biomass assets globally and, in so doing, secure long-term project opportunities for Dynamotive to produce BioOil.

About Consensus Business Group

Consensus Business Group is a multi-faceted principal investor in a broad range of synergistic activities, including structured finance, the acquisition, management and development of commercial/residential real estate and high tech start-ups.

About Dynamotive

Dynamotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, Dynamotive unlocks the natural energy found in the world's abundant organic resources normally discarded by the agricultural and forest industries. Dynamotive's technology economically converts biomass into a renewable, environmentally friendly fuel. Dynamotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char. For further information, please visit our website: www.dynamotive.com.

Contact:
DynaMotive Energy Systems Corporation
Director of Corporate Communications
Nathan Neumer : 604) 267-6000
nathan.neumer@dynamotive.com

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Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission

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